

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2024

Mark Cloutier
Chief Executive Officer
Aspen Insurance Holdings Limited
141 Front Street
Hamilton, HM19
Bermuda

> **Re: Aspen Insurance Holdings Limited**
> **Registration Statement on Form F-1**
> **Filed December 20, 2023**
> **File No. 333-276163**

Dear Mark Cloutier:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

General

1. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.

2. Please revise your business, risk factors and management's discussion and analysis sections to discuss any geographic concentrations and discuss the ways in which these risks are managed. As an example only, we note your disclosure on pages 105 and 107 describing the negative impact on your financial results due to Hurricane Ian.

3.   Please revise your cover page, summary, and risk factors sections to disclose
your multiple class share structure (common shares and various preferred shares, such as
fixed-to-floating rate perpetual non-cumulative preference Shares ("AHL PRC
Shares"), 5.625% perpetual non-cumulative preference shares ("AHL PRD Shares"), and
5.625% perpetual non-cumulative preference shares ("AHL PRE Shares") represented by
depositary shares) and explain the nature of the disparate voting rights and the risks the
structure presents to investors.

4.   We note that throughout the prospectus you often describe the industry and
your performance using compound annual growth rate ("CAGR"). Because CAGR
only represents two discrete snapshots in time, but does not show trends or events during
the period represented, please balance your disclosure by also including the annual rates
for the periods represented.

5.   We note the statement on page 18 that "Lloyd's is the world's largest specialty insurance
marketplace." We also note the discussion of your syndicate, recent changes to your
strategy with respect to the Lloyd's market, and the cross reference on page 47 to the term
"Funds at Lloyd's." Please revise the summary section to explain the Lloyd's market in
plain English as well as your participation and financial relationships with and obligations
to the market.

Management's Discussion and Analysis, page 122

6.   Please revise to quantify the significant contributors to material changes where multiple
factors generate such period-to-period changes, as well as the extent to which such
changes are attributable to changes in prices or to changes in volume. As non-exclusive
examples, we note the first two paragraphs on page 123 and the first paragraph after the
table on page 134.

7.   Please revise to address the trends in inflation, increasing rates and the "higher rate
environment," as referenced elsewhere in your prospectus, including in the carryover risk
factor on pages 31-32, the first risk factor on page 38, and pages 117 and 130. We also
note references to trends in "higher economic uncertainty and inflation," for example on
page 107. However, we are unable to locate further discussion of these uncertainties and
trends responsive to Item 5.A. of Form 20-F. Please revise accordingly.

Liquidity and Capital Resources, page 145

8.   Please revise to identify and summarize -- in quantified terms -- your principal sources of
liquidity, including letters of credit, credit facilities and other sources, including those
referenced on pages F-73 to F-76.

Business, page 160

9.   We note that your website describes three business units -- insurance, reinsurance and
capital partners -- but your prospectus only describes insurance and reinsurance business

units. Please revise to address the capital partners unit or tell us why you do not believe such disclosure is material.

10. Please revise your business section to describe what percentage of your business is derived from the United States market and from international markets and provide a breakdown by business line as applicable.

Strong Balance Sheet, page 169

11. Please briefly explain your statement on page 170 that your "strong positioning as a go-forward business is supported by the LPT transaction with Enstar, which provides protection against deterioration on pre-2020 accident year carried reserves."

Conflicts Committee, page 177

12. Given the affiliation with Apollo, revise here or where appropriate to further clarify the policies and procedures applicable to material transactions between Aspen Holdings and/or its subsidiaries and Apollo or Apollo's non-Aspen affiliates. Clarify the size and type of transactions that the committee will be responsible for overseeing.

Exclusive Jurisdiction, page 212

13. We note that your forum selection provision identifies the Supreme Court of Bermuda as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Exhibits

14. Refer to your disclosure on page 201 under "Material Contracts and Related Party Transactions" section. Please file the investment management agreement with Apollo Asset Management Europe PC LLP, as an exhibit to your registration statement or tell us why you have not filed it.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya Aldave at 202-551-3601 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Robert A. Ryan, Esq.